Watch Party LLC
Statements of Changes in Members' Deficit
From January 1, 2018 to December 31, 2018
(Unaudited)

	Membership Interest Units		Accumulated Deficit	Total Members' Deficit
	Unit	Amount		
Balance, January 1, 2018	400,000	$ -	$ -	$ -
Net loss			(728)	$ (728)
Balance, December 31, 2018	400,000	-	(728)	(728)
Net loss			(379)	(379)
Balance, December 31, 2019	400,000	$ -	$ (1,107)	$ (1,107)